Filed by Elastic N.V. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Endgame, Inc.

Commission File No.: 001-38675

The following communications are being filed in connection with the acquisition of Endgame, Inc. by Elastic N.V.

Proposed Acquisition of Endgame by Elastic

Frequently Asked Questions

Acquisition Overview Questions:

What is being announced?

Elastic is announcing it has entered into an acquisition agreement to join forces with Endgame (www.endgame.com), an endpoint security company focused on the converged endpoint security market. Endgame’s endpoint product provides a single agent for endpoint protection, detection, and response (EPP + EDR) capabilities on PCs, laptops, and servers. The platform currently uses Elasticsearch for threat hunting as well as a data store for its alerts and investigation workflows. Endgame currently has ~150 employees and is headquartered in Arlington, Virginia with an office in San Francisco, California and distributed employees primarily spread across the United States.

Why is Elastic pursuing this acquisition? Why is it good for Elastic’s users?

Joining forces with Endgame combines powerful search technology with a powerful endpoint security product. Together, users will have an integrated solution that we believe will offer endpoint security and greater visibility across their environment.

Endpoint provides a critical source of security data. As Elastic makes investments in the SIEM market, a big part of the investment is in our existing Beats agent-based technology. We have been working on expanding to collect additional security-oriented data, including data from hosts, in the Elastic Common Schema (ECS). Endgame’s endpoint product takes that to a whole new level. It has built-in, “raw” security data collection capabilities. This data is a gem to store in a powerful search engine like Elasticsearch. With Kibana’s real-time visualization, security users gain access to a whole new level of analysis to help protect their organizations from attacks.

Endpoint protection, detection, and response (EPP + EDR) is a natural expansion to Elastic’s security and agent efforts. On top of raw security data that is the foundation of SIEM, EDR and EPP are critical to any company’s security posture.

The Elastic Stack is used for threat hunting by companies across the world, utilizing our ability to quickly search across vast amounts of data. We believe the ability to both bring another layer of data, as well as expand threat hunting to the endpoint directly, is a unique value proposition of the combined products.

Endpoint is a natural feature in our product line. We have been developing agent-based technology in our Beats product for years now, ranging from network packet capture, to logging, to metrics, and to security (audit). Endgame’s endpoint agents fits nicely into this paradigm of agents shipping data as part of the Elastic Stack and its architecture.

We have also started to see our Beats agents being used beyond just server-side machines, including being installed on a variety of endpoints, including workstations. Endgame’s endpoint product is purpose-built to run on a variety of endpoints, such as Windows, Mac, Linux, and Solaris devices. Using Beats, this will form a foundation to ship endpoint data into Elasticsearch.

Endgame has also developed a powerful language in EQL (Event Query Language), that can be executed on the endpoint, with its results stored in Elasticsearch. We are excited to explore this powerful query engine for any type of data in the Elastic Stack, and executed either on the endpoint or centrally.

Endgame also adds an experienced team in the security domain with over 100 technical engineers and security experts that complement Elastic’s current security efforts.

What information can I share externally?

Please do not share any information about the proposed transaction that has not already been communicated publicly. The main sources of public information are the Elastic blog and press release, and related filings made with the SEC. We cannot offer any additional details about the transaction or the future combined company at this time.

Can I post about this on social media?

Please refrain from posting “original” content or commentary about this on social media. Also refrain from liking, commenting on, reposting, retweeting or sharing media reports or news about the transaction. This is important. Communication from Elastic (including its employees) about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Elastic legal team and may need to be publicly filed.

You may retweet or like the approved tweet below by the @elastic @endgameinc handle. Please do not comment, alter, or change the text.

Approved Retweet for Elastic:

We are thrilled to announce our intent to join forces with @endgameinc to bring endpoint security to the Elastic Stack g https://go.es.io/2IjKyLo

Required information is provided here g https://go.es.io/2WUsNM9

Approved Retweet for Endgame:

We are excited to announce our intent to join forces with @elastic to bring endpoint security to the Elastic Stack.

What are the terms of the transaction?

Please see the Elastic press release announcing the transaction.

When will the transaction close?

The acquisition is expected to close during Elastic’s Q3 FY20 (ending January 31, 2020), subject to customary closing conditions and regulatory reviews. Pursuant to Dutch law, closing of this transaction is subject to a shareholder vote. A shareholders meeting of Elastic shareholders will be convened to approve this transaction.

Where can I find more information?

Visit the Elastic investor relations website and blog / press release announcing the transaction.

Customer and Product Questions:

Who are Endgame’s customers?

Endgame has customers spanning the public sector and commercial segments and multiple countries.

Why is this good for Endgame customers?

For Endgame customers, they will be able to enjoy deploying the Elastic Stack next to Endgame’s endpoint product, and be able to use Elastic’s leading search technology to extend their threat hunting and SIEM capabilities. The two companies also share a common commitment around serving our users through great products and community building.

What will happen to Endgame products?

Endgame’s products will continue to be offered and enhanced post-announcement. Over time, Elastic and Endgame plan to create a combined offering that provides a natural evolution and significant new capabilities for end users. Like the alignment of our go-to-market strategy, our product roadmaps were also well aligned, even before we started our discussions around joining forces.

Based on existing and potential future customers, and Endgame’s recognition that the Elastic Stack has become one of the most popular and useful destinations for security data, the Endgame team was already working with the Elastic Stack on additional integrations. This includes building support to ship raw security events (beyond alerts) from the endpoint and using the Elastic Common Schema (ECS) to format the data. Once the data is shipped to Elasticsearch, security teams and users would be able to instantly visualize the data in Kibana.

The Endgame team has also started to explore exposing Kibana on top of the existing bundled Elasticsearch deployment they have, to provide more dashboard and visualization capabilities on top of their built-in alerts, investigations, and threat hunting capabilities.

And, we have been working to expand our product to have more and more SIEM features, and by conforming to Elastic Common Schema, Endgame’s endpoints will become natively integrated into any existing and future efforts of Elastic in this space.

What happens to customers who rely on the current products of each company?

The current offerings and support of existing customers of Endgame and Elastic will continue as-is prior to the transaction closing. Following the closing, joint customers should benefit from the greater integration of the two products over time. We also remain committed to the success of Endgame’s current customers after the transaction closes.

Will Endgame become open source?

Elastic and Endgame share openness and transparency as a core value. Some components of the Endgame offering are already open source and will continue to remain open source. An example of this is the Event Query Language or “EQL,” a high-level extensible language which enables detection and threat hunting against real world attacks aligned to the MITRE ATT&CK. Going forward, we will maintain our commitment to openness and evaluate what other product components may become open source. Any changes will be communicated in the future as these decisions are made after the transaction closes.

Will pricing/licensing for the Endgame product change?

Endgame will continue to manage its own product pricing and licensing prior to the close of the transaction. Once the two companies complete the transaction, we will work on ways to serve our joint users and foster our bottom up go-to-market model.

What should I tell my security partners?

Prior to closing the transaction, Endgame will continue to manage its own business and partner relationships as before. Following the close of the transaction, we plan to continue working with Endgame’s current partners and expect to extend the Endgame product availability to Elastic’s network of hundreds of partners around the world.

Elastic is used in a variety of security use cases. In many of these situations, we work with a partner to implement Elastic and integrate with a customer’s environment. These integrations may include alternative endpoint security technology. Elastic remains committed to continue this open approach going forward.

Will the Elastic Stack continue work with other security endpoint providers?

Yes, users will continue to have the ability to ingest data into Elasticsearch from a variety of sources.

Elastic Sales Team: Can the Elastic sales team sell Endgame products now?

Not until after the transaction closes, which we are currently targeting for Elastic’s Q3 FY20, subject to customary closing conditions and regulatory reviews. We will provide additional details regarding sales of the existing products and future product offerings as available after closing. In the interim, the Endgame sales team will continue to manage sales of its products.

Elastic Sales Team: What should I do if there is an opportunity for an Endgame-type solution in one of my existing accounts?

Until the transaction is closed, Elastic and Endgame sales teams are not allowed to jointly sell together. If you have any questions, please send an e-mail to endgameintegration@elastic.co.

What will happen to the Elastic SIEM team?

The Elastic SIEM team will join the Endgame technical team to become the new Elastic Security Solution team led by Endgame CEO and future Elastic Security GM, Nate Fick upon the transaction closing. Nate, in turn, will report into Elastic SVP of Engineering Kevin Kluge.

Endgame Sales Team: Should I continue to sell the existing Endgame products?

Yes, you should continue to sell the existing Endgame products.

Who is Elastic?

Elastic is the company behind Elasticsearch, a technology currently used by Endgame. The company has had hundreds of millions of downloads of its software to date and currently has over 8,100 subscription customers and over 1,400 employees in over 35 countries.

As an Endgame employee, will I be offered employment with Elastic?

Joining forces with Endgame is motivated, in part, by our strong appreciation for the talented team the company has recruited. All Endgame employees will have an opportunity to explore employment with Elastic. Elastic is hiring actively in all functions for a variety of different roles. We added 195 people just in our last fiscal quarter.

How will the integration work?

Endgame will operate independently until the transaction closes. After closing, the functional groups within Endgame will be integrated into the related functional groups within Elastic. The Endgame engineering team will become the Security Solutions team within Elastic and the existing Elastic SIEM team will join the Endgame team. This team will be led by Nate Fick (GM Elastic Security Solution) who will report into Elastic SVP of Engineering Kevin Kluge. Other functional areas will join their respective Elastic teams. Elastic leaders for these functions include Aaron Katz (CRO), Janesh Moorjani (CFO), Jeff Yoshimura (VP Marketing), and Leah Sutton (VP HR).

Endgame’s Arlington office will be maintained and become a new Elastic office after the closing. We anticipate Endgame San Francisco employees will move to the Elastic San Francisco office (301 Howard St., Suite 1320, San Francisco, CA 94105). All remote employees will remain in their existing locations. We are looking forward to sharing the Elastic culture with Endgame employees and adopting any best practices that they have.

We will also create an integration working team from both companies that will manage the integration workstreams.

Endgame Employees: What should I do for the rest of today and the next work day?

Celebrate all you have accomplished and the future together! Going forward it will mostly be business as usual, as we work toward closing the transaction, but feel free to discuss with Nate Fick for any special circumstances.

Endgame Employees: Whom do I go to with questions?

If you have any questions, the first path is to speak with Nate Fick.

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) plans to file with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4, which will constitute a prospectus of Elastic and will include a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The prospectus/proxy statement described above will contain important information about Elastic, Endgame, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Extraordinary General Meeting of Shareholders, which was filed with the SEC on March 28, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.

Shay’s Email to all@

To: all-open@elastic.co, egs-worldwide@endgame.com

From: Shay

Subject: Welcome Endgame to the Elastic family

I am thrilled to announce that we have entered into an acquisition agreement to join forces with Endgame, an endpoint security company. Elasticians, please join me in welcoming Nate (CEO), Jamie (CTO), and the rest of the Endgame team to Elastic.

Please read this blog and internal FAQ for more information.

If you choose to share on social media, you may retweet/share/like the approved posts from the official Elastic social media accounts. Please refrain from posting your own content or posting news.

Elastic Twitter Account

Elastic LinkedIn Page

Elastic Facebook Page

Endgame Twitter

Endgame LinkedIn

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) plans to file with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4, which will constitute a prospectus of Elastic and will include a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The prospectus/proxy statement described above will contain important information about Elastic, Endgame, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Extraordinary General Meeting of Shareholders, which was filed with the SEC on March 28, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This email contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.

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Elastic Social Media Postings

Twitter

From: Official @elastic Twitter handle

We are thrilled to announce our intent to join forces with @endgameinc to bring endpoint security to the Elastic Stack g https://go.es.io/2IjKyLo

Required information is provided here g https://go.es.io/2WUsNM9

LinkedIn

From: Official @elastic LinkedIn handle

We are thrilled to announce our intent to join forces with @endgameinc to bring endpoint security to the Elastic Stack g https://go.es.io/2WUtTHL

Required information is provided here g https://go.es.io/2WN3jzZ

Facebook

From: Official @elastic Facebook handle

We are thrilled to announce our intent to join forces with @endgameinc to bring endpoint security to the Elastic Stack g https://go.es.io/2WUtTHL

Required information is provided here g https://go.es.io/2IoJ2HK

Nate’s Blog

Author: Nate Fick

Title: Joining forces with Elastic

We are excited to announce that Endgame has entered into an acquisition agreement to join forces with Elastic N.V. (NYSE: ESTC). Together, we will bring to market a holistic security product that combines endpoint and SIEM, and is delivered via Elastic’s unique go-to-market model.

The Endgame Story

Endgame’s mission is to protect the world’s data from attack. We’ve been driven by a conviction that even the best of existing prevention technologies are complicated, costly, and available only to a select few, while legacy solutions repeatedly fail to stop the theft or ransom of valuable data.

Our goal is to elevate and empower users at all levels of expertise and experience. To help us do that, we built Artemis, the industry’s first natural-language security chatbot, Resolver, a unique attack visualization technology, and Reflex powered by EQL (Event Query Language), the first language to describe adversary behavior and customized response.

We have been gratified by the third-party recognition and customer validation this approach has garnered. Wherever possible, we have shared fundamental research with the world — open-sourcing EQL, providing malware model training data, and adding our anti-malware technologies to VirusTotal for all to use. And through it all, we have been amazed time and again by the feedback from our users and customers who rely on Endgame to protect some of their most valuable assets.

Our Shared Future

The natural next step in the evolution of our company is to get this endpoint platform into the hands of those who need it most – more hands than we could find on our own.

As we investigated ways to accelerate our community engagement, we noticed that we were receiving more and more requests to integrate with Elastic. Our users knew that the only way to stop damage and loss was to have leading prevention coupled with endpoint detection and response (EDR). They were frustrated by limits on their ability to retain, search, and respond to the history of their security events, and so they were naturally turning to Elastic for Elastic’s expertise in search. Of course, we already knew first-hand the power Elastic could bring to security since it serves as the core of our Endgame platform.

We quickly came to believe that there was a huge benefit to both parties in joining forces. Endgame would gain an ability to get our endpoint technology into the hands of dev ops, security practitioners, and IT users throughout the world, and Elastic would gain access to endpoint telemetry in the market in order to enhance a security use-case their users were already embracing.

It was a natural fit.

Most importantly, both companies and teams share the same core values and the same relentless focus on the success of our users. With the power of Elastic, we will continue to provide the best endpoint protection we can, while also accelerating the integration of our data into our users’ Elastic Stacks, empowering actionable security.

Our CTO, Jamie Butler, says it well: “In information security, nothing is more critical to comprehensive protection than access to rich, actionable data in real-time. The combined force of Elastic’s powerful data platform and Endgame’s award-winning endpoint security offering gives customers strong insight into their data. Both organizations share a commitment to openness, transparency, and user enablement, making this an exciting opportunity for both our employees and for the joint user community. The combination of our solutions will change how the world thinks about data, analytics, and security.”

There is so much we can do together.

We are excited by the opportunity to converge SIEM and endpoint technologies to drive a whole new level of collaboration for security teams. Our users are rapidly adopting the Elastic Stack as the most useful destination for their security information, and together we can ensure a first-class experience when integrating Endgame’s robust security data in Elastic Common Schema (ECS) into the Stack.

Additionally, users love Endgame’s ability to bubble-up the information that matters within their security data. For example, Resolver provides a visual representation of the full extent of the attack, allowing users to do root-cause analysis easily, and to build effective response plans regardless of their level of expertise. Now, we can use the power of Kibana to provide even more dashboard and visualization capabilities, further enabling users to see and respond to what matters quickly.

I am hugely impressed by the vision, ambition, humility, and expertise of the Elastic team and I cannot wait for our joint users to see the capabilities we believe we can bring together. This is only the beginning, and the perfect closing to this note is with a glimpse of the future from Elastic’s Founder and CEO, Shay Banon: “It’s been a humbling experience to get know the Endgame team. We are very aligned on a go-to-market strategy and building solutions that combine our search technology with Endgame’s endpoint product to give users the best possible threat hunting, SIEM and endpoint experience. We are excited for the opportunity to join forces with Endgame and welcome the Endgame team to Elastic and our community.”

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) plans to file with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4, which will constitute a prospectus of Elastic and will include a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The prospectus/proxy statement described above will contain important information about Elastic, Endgame, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Extraordinary General Meeting of Shareholders, which was filed with the SEC on March 28, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This blog contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.

Endgame Employee Communication

To: all@endgame.com

From: Nate Fick

Subject: Joining Forces with Elastic

Team,

I am excited to share with you that early this morning we reached an agreement for Endgame to be acquired by Elastic.

Elastic (NYSE: ESTC) is the search company — creators of the Elastic Stack (Elasticsearch, Kibana, Beats, and Logstash). They build self-managed and SaaS offerings to make data usable in real time and at scale for use cases like application search, site search, enterprise search, logging, APM, metrics, business analytics, and – yes – security.

Elastic is about 1,500 people, $350M in revenue, and growing quickly. They went public in October, and have a market capitalization of about $6B. It’s a global business, domiciled in Amsterdam, but effectively headquartered in Mountain View, California, and with a highly distributed team.

We reached out to Elastic a couple months ago with a simple hypothesis:

•	Elastic is already being used for security, as evidenced by an increasing number of inbound requests from our customers to integrate with the ELK Stack

•	Endgame is already using Elastic

•

Could it make sense to join forces to integrate one of the best endpoint technologies in the world with one of the best search capacities in the world? Could we help Elastic leapfrog to become a major player in the security market, while solving Endgame’s GTM scale challenge in an elegant way to aim to put our product into the hands of every dev ops, IT, and security practitioner in the world?

The answer from Elastic, it turned out, was, “wow, we were thinking the same thing.”

So we’ve spent a lot of time with their leadership over the past couple months, including many full-day working sessions and dinners with their Founder and CEO, Shay Banon.

We have walked away extremely impressed. They think and talk and act a lot like us:

•	They believe in openness, user-centrism, putting power back in the hands of the user

•	They are committed to building community, community empowerment, and giving back

•	They consistently under-promise and over-deliver

•	They value technical excellence, they care for their team, and they have fun

We have considered many options over the past several months, and I am hugely excited about this one. This is our chance to flip the proverbial table in the security market in a big way, and create – in one fell swoop – a new company that competes in endpoint and SIEM, and does so with more users than anyone else and a much more organic go-to-market model. We believe this is a big, important deal.

It’s a stock transaction, valued at about $234M. We will talk in person over the coming several weeks about all the other details that I’m sure are on people’s minds – equity value, salaries, benefits, roles, etc. There is a lot to work through.

Elastic is a distributed company, and they love that we too have a highly distributed team. None of that changes. Arlington will become their DC-area office, and the de facto HQ of the security business. Their San Francisco office is also on Howard street, so our team there will likely combine with the existing Elastic office.

A few logistical points on what comes next:

We will have an internal All-Hands meeting in Arlington at 4:30pm ET today. Some of the Elastic leadership team (CEO Shay Banon, Engineering leader Kevin Kluge, Chief Revenue Officer Aaron Katz, Marketing leader Jeff Yoshimura, and HR leader Leah Sutton) will join us around 6pm to say a short welcome and then stay for pizza.

They will return on Thursday morning for more in-depth conversations about Elastic and what comes next.

Then, much like with the divestiture of our old services business to Accenture, we will begin a multi-month period between signing and closing to go through the CFIUS review process. During that time, there will be limits to what we can do with Elastic, but we will certainly be spending a lot of time and energy working jointly with the Elastic team to plan:

•	Roles and packages for the team

•	Details of product integration

•	Details of how we go to market together

This is a lot to digest. It will take time to figure everything out. While we do that, we cannot forget the most important things:

•	Retaining the stellar team we have built, and continuing to operate as one team as we always have

•	Building the product

•	Selling the product, and demonstrating to customers and prospects how the new combined entity will be so much more powerful for them

Team, you did it. You built one of the best security products in the world, one of the strongest teams and cultures in the world, and one of the best reputations in the world. Now, because of that hard work and success, we have the opportunity to change in a very fundamental way how security is thought of, how it gets built, and how it gets delivered to users.

I’ve enjoyed every day of the past seven years, and I’m looking forward to this next chapter as Endgame joins forces with Elastic.

Your questions and input, your hard work, your openness, and your good faith are what will make this successful.

Best always,

Nate

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) plans to file with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4, which will constitute a prospectus of Elastic and will include a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The prospectus/proxy statement described above will contain important information about Elastic, Endgame, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Extraordinary General Meeting of Shareholders, which was filed with the SEC on March 28, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This email contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.

Endgame Analyst Communication

To: Endgame analyst email alias

From: Ian McShane

Subject: Elastic Announces Intent to Acquire Endgame

Hello Analysts,

A few moments ago, we announced that Elastic (NASDAQ: ESTC) has signed a definitive agreement to acquire Endgame.

This is subject to SEC and CIFIUS approval and until that has cleared both Endgame and Elastic remain separate entities.

The official announcements are here [LINK TO ENDGAME BLOG]

My take:

Data, analytics, and scale are well established as THE critical parts of modern cyber-security, and indeed the Elastic stack (aka ELK stack) is already well regarded by DFIR professionals and many global brands that utilize Elastic’s technology every day.

Combining a proven leader in endpoint security with critical search and data analytics really ushers in the new era of cybersecurity – real-time prevention and detection at the endpoint, real-time analytics and investigation in the SOC, real-time containment over any asset anywhere, all backed by IR tools already used in real-world incidents. Endgame continues its mission to deliver advanced capabilities to all organizations, no matter the size or skillset of a security team.

Speaking frankly, I really think this is what Chronicle wants to be when it grows up.

I’m happy to answer any questions you have, just let me know if you want to talk live or by email.

Additional Information and Where to Find It

Elastic N.V. (“Elastic”) plans to file with the Securities and Exchange Commission (the “SEC”), and the parties plan to furnish to the security holders of Endgame, Inc. (“Endgame”) and Elastic, a Registration Statement on Form S-4, which will constitute a prospectus of Elastic and will include a proxy statement of Elastic in connection with the proposed merger of Avenger Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Elastic (“Merger Sub”) with and into Endgame (the “Merger”), whereupon the separate corporate existence of Merger Sub shall cease and Endgame shall continue as the surviving corporation of the Merger as a direct wholly-owned subsidiary of Elastic. The prospectus/proxy statement described above will contain important information about Elastic, Endgame, the proposed Merger and related matters. Investors and security holders are urged to read the prospectus/proxy statement carefully when it becomes available. Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Elastic through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Elastic by contacting

Elastic’s Investor Relations by telephone at +1 (650) 695-1055 or by e-mail at ir@elastic.co, or by going to Elastic’s Investor Relations page at ir.elastic.co and clicking on the link titled “SEC Filings” under the heading “Financials.” These documents may also be obtained, without charge, by contacting Endgame’s COO and General Counsel by telephone at +1 (703) 650-1264 or by e-mail at dsaelinger@endgame.com.

The respective directors and executive officers of Endgame and Elastic may be deemed to be participants in the solicitation of proxies from the security holders of Elastic in connection with the proposed Merger. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/proxy statement described above. Additional information regarding Elastic’s directors and executive officers is included in Elastic’s proxy statement for its Extraordinary General Meeting of Shareholders, which was filed with the SEC on March 28, 2019. This document is available from Elastic free of charge as described in the preceding paragraph.

Forward-Looking Statements

This email contains forward-looking statements which include but are not limited to: Elastic’s ability to offer a comprehensive security solution focused on endpoint security and integrated with Elastic’s existing security efforts; Endgame’s EDR and EPP capabilities, in combination with Elastic’s security efforts, will help organizations extend threat hunting to the endpoint; the benefit to Elastic customers of deploying Endgame’s product; the benefit to Endgame customers of deploying the Elastic Stack; our ability to successfully integrate our products, technologies and businesses; the ability to use Elastic search technology in combination with Endpoint data; our ability to successfully align our product roadmaps and go-to-market strategy; customer acceptance of our combined product lines and the value proposition of our combination; the future conduct and growth of our business and the markets in which we operate; our ability to obtain necessary regulatory approvals to close the Merger; our ability to obtain shareholder approval for the Merger; and the expected timing of the proposed Merger. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Our expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger, and the ability of Elastic to timely and successfully achieve the anticipated benefits of the Merger. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in our most recent filings with the SEC, including our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2019 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC. SEC filings are available on the Investor Relations section of Elastic’s website at ir.elastic.co and the SEC’s website at www.sec.gov. Elastic assumes no obligation to, and does not currently intend to, update any such forward-looking statements after the date of this release, except as required by law.